
07005136


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 27 2007
WASH, D.C.
209

SE MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WM. H. MURPHY & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 POST OAK BLVD., SUITE 514
(No. and Street)

HOUSTON (City) TEXAS (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM H. MURPHY 713-965-9494
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JIM F. HERRING
(Name – *if individual, state last, first, middle name*)

770 S. POST OAK LANE, SUITE 690 (Address) HOUSTON (City) TEXAS (State) 77056 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM H. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WM. H. MURPHY & COMPANY, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public


DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JIM F. HERRING
CERTIFIED PUBLIC ACCOUNTANT
770 S. POST OAK LANE, SUITE 690
HOUSTON, TEXAS 77056
(713) 840-7333 • FAX (713) 840-7117

Report of Independent Auditors

Board of Directors and Stockholder
Wm. H. Murphy & Co., Inc.

We have audited the accompanying statement of financial condition of Wm. H. Murphy & Co., Inc. as of December 31, 2006 and 2005, and the related statement of operations, changes in stockholder's equity and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm. H. Murphy & Co., Inc. at December 31, 2006 and 2005, and the results of its operations, changes in stockholder's equity and cash flow for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 6, 2007

WM. H. MURPHY & CO., INC.
Statement of Financial Condition
December 31, 2006 and 2005

ASSETS

	2006	2005
Cash in banks and in transit	$ 1,973	$ 19,687
Deposits with clearing organizations	13,730	13,205
Receivable from brokers and dealers	1,408	924
Receivable from customers	-	11,743
Receivable from shareholders and employees	511	1,158
Receivable from affilated companies	-	2,073
Marketable securities owned, at market value	72,999	91,844
Furniture and equipment, at cost, less accumulated depreciation of $9,467	1,000	1,000
Total assets	$ 91,621	$ 141,634

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Accounts payable, accrued expenses and other liabilities	$ 14,324	$ 18,178
Payable to affilated companies	40,608	-
Total liabilities	54,932	18,178
Stockholder's equity:		
Common stock, $1 par value; 1,000,000 shares authorized; 8,000 shares issued and outstanding	8,000	8,000
Additional paid in capital	718,018	703,018
Accumulated deficit	(689,329)	(587,562)
Total stockholder's equity	36,689	123,456
Total liabilities and stockholder's equity	$ 91,621	$ 141,634

See accompanying notes.

WM. H. MURPHY & CO., INC.
Statement of Operations
Years ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Commissions	$ 22,332	$ 27,914
Investment banking income	39,222	185,123
Net dealer investment gains (losses)	988	22,849
Other	1,563	2,520
Total revenues	64,105	238,406
Expenses:		
Employee compensation and benefits	30,620	32,281
Legal and professional	43,812	87,701
Office rentals	35,700	37,190
Travel and entertainment	32,092	48,345
Clearing charges	8,575	10,774
Telephone and equipment rentals	7,578	11,212
Office supplies, postage and expenses	3,996	1,983
Insurance	2,273	2,551
Regulatory fees and assessments	1,095	3,214
Other	1,431	3,102
Total expenses	167,172	238,353
Operating income (loss)	(103,067)	53
Interest income	1,300	563
Income (loss) before provision for income tax	(101,767)	616
Provision for federal income tax	-	-
Net income (loss)	$(101,767)	$ 616

See accompanying notes.

WM. H. MURPHY & CO., INC.
Statement of Changes in Stockholder's Equity
Years ended December 31, 2006 and 2005

	Common Stock	Additional Paid In Surplus	Accumulated Deficit	Total
Balances at January 1, 2005	$ 8,000	$ 703,018	$(588,178)	$ 122,840
Capital contributions during the year ending December 31, 2005	-	-	-	-
Net income (loss) for the year ending December 31, 2005	-	-	616	616
Balances at December 31, 2005	8,000	703,018	(587,562)	123,456
Capital contributions during the year ending December 31, 2006	-	15,000	-	15,000
Net income (loss) for the year ending December 31, 2006	-	-	(101,767)	(101,767)
Balances at December 31, 2006	$ 8,000	$ 718,018	$(689,329)	$ 36,689

See accompanying notes.

WM. H. MURPHY & CO., INC.
Statement of Cash Flows
Years ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$(101,767)	$ 614
Adjustments to reconcile net income to net cash provided (used) in operating activities:		
Increase in deposits	(525)	(284)
Decrease (increase) in receivables	13,979	(12,960)
Unrealized loss (gain) on investments	(988)	(22,849)
Increase (decrease) in accounts payable and accruals	(4,021)	5,102
Increase in payable to affilated companies	40,608	-
Net cash provided by (applied to) operating activity	(52,714)	(30,377)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of investments	20,000	-
Net cash provided by investing activities	20,000	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions of additional paid in capital	15,000	-
Net cash provided by financing activity	15,000	-
Net increase (decrease) in cash	(17,714)	(30,377)
Cash at beginning of period	19,687	50,064
Cash at end of period	$ 1,973	$ 19,687

See accompanying notes.

WM. H. MURPHY & CO., INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006 and 2005

1. Organization and significant accounting policies

Wm. H. Murphy & Co., Inc. was incorporated under the laws of the State of Texas on August 14, 1990 and commenced operations as a broker/dealer effective January 1, 1991.

Customer securities transactions are handled through a clearing broker dealer under an agreement dated December 7, 1990. The Company does not hold customer funds or securities and operates pursuant to the exemptive provisions of paragraph k(2)(ii) of SEC Rule 15c3-3 (the "Customer Protection Rule"). Commission income and expenses are recorded on a settlement date basis as reported by the clearing broker dealer. Investment banking revenue is recorded at the time the settlement is made.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statements and the tax bases of assets and liabilities using presently enacted tax rates. As a result of operating losses incurred by the Company since its inception, the deferred tax benefit of operating loss carryforwards has not been recognized as the realization of the deferred asset is not reasonably assured.

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation is provided on a straight line basis using estimated useful lives of seven years.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturties of less than ninety days that are not held for sale in the ordinary course of business.

2. **Net capital requirements**

The Company is subject to the net capital requirements under Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2006, the Company had net capital, as defined, of $17,502 which was in excess of its required net capital of $5,000. At December 31, 2005, the net capital, as defined was $56,791 in excess of the required net capital.

3. **Fair value of financial investments**

The estimated fair value of the Company's financial instruments at December 31, 2006 and 2005 are as follows:

	2006		2005	
	Carrying amount	**Fair Value**	**Carrying amount**	**Fair Value**
Cash in banks and in transit	$19,687	$19,687	$19,687	$19,687
Investments for which it is:				
Practical to estimate fair value	72,999	72,999	91,844	91,844
Not practical to estimate fair value	-	-	-	-

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash in banks - The carrying amount approximates fair value because of the short maturity of those investments.

Investments - Fair value of investments are estimated based upon quoted market prices at the balance sheet date, less in the case of warrants the cost to acquire the underlying security.

4. **Rent**

Rent expense for all operating leases totaled $35,700 and $37,190, respectively, in the years ended December 31, 2006 and 2005. The Company currently has a month to month lease on its office facilities.

5. **Federal Income Taxes**

As of December 31, 2006 and 2005, the Company had net operating loss carryforwards totaling approximately $368,000 and $ 483,000, respectively. These net operating loss carryforwards will expire, if not otherwise utilized, in years 2018 - 2026.

6. **Related party transactions**

During the year ended December 31, 2006, the Company received funds amounting to $40,608 from a corporation in which the sole shareholder of the Company is a controlling shareholder. During the current year, $6,250 of advances from related companies were repaid to the Company.

As of December 31, 2006, the Company had a receivable from its sole shareholder in the amount of $511 representing personal expenses paid by the Company on behalf of such shareholder in prior years.

Schedule I

WM. H. MURPHY & CO., INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act

As of December 31, 2006

Total assets		$ 91,621
Less: Total liabilities (exclusive of subordinated debt)		54,932
Net worth		36,689
Deductions from and/or charges to net worth:		
Total non-allowable assets	$ 1,511	
Other deductions or charges	-	
Total deductions from net worth		1,511
Net capital before haircuts on securities positions		35,178
Haircuts on securities:		
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government and obligations	-	
Corporate obligations	-	
Stocks and warrants	10,743	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	6,933	
Total haircuts of securities		17,676
Net capital		$ 17,502
Minimum net capital requirement		$ 5,000
Excess net capital		$ 12,502
Aggregate indebtedness		$ 54,932
Ratio of aggregate indebtedness to net capital		31,9%
Ratio of subordinated indebtedness to debt/equity total		$ -

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 22,623
Allowable assets erroneously reported as non-allowable	
Deposits	-
Investment in common stock	-
Accrued interest receivable	-
Difference due to offsetting various assets accounts against related liabilities	-
Net audit adjustments	(5,137)
Other items, net	16
Net capital per above	$ 17,502

Schedule II

WM. H. MURPHY & CO., INC.
Supplementary Information
Form X-17a-5
Part III

Part (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

The Company is not subject to the Reserve Requirements pursuant to Rule 15c3-3 because the Company operates under the exemptive provisions and paragraph k(2)(ii) of SEC Rule 15c3-3.

Part (i) Information relating to the Possession or Control Requirements under Rule 15c3-3.

The Company is not subject to the Possession and Control Requirements under Rule 15c3-3. The Company does not possess nor control any customer funds or securities that would require disclosure under said rule. The Company operates under the exemptive provisions of paragraph K(2)(ii) of Rule 15c3-3.

Part (j) A reconciliation of the computation on the net capital under Rule 15c3-1 and the computation for determination of Reserve Requirements under Exhibit A of Rule 15c3-3.

There were no material differences between the computation of net capital pursuant to Rule 15c3-1 and the corresponding net capital amount prepared by Wm. H. Murphy & Co., Inc. and included in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2006.

The computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements under Rule 15c3-3 have been omitted because the firm is exempt under paragraph K(2)(ii) of SEC Rule 15c3-3.

Part (k) Reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

The Company does not prepare consolidated accounts as it has no subsidiaries to consolidate.

JIM F. HERRING
CERTIFIED PUBLIC ACCOUNTANT
770 S. POST OAK LANE, SUITE 690
HOUSTON, TEXAS 77056
(713) 840-7333 • FAX (713) 840-7117

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

March 6, 2007

Board of Directors
Wm. H. Murphy & Co., Inc.
Houston, Texas

I have examined the financial statements of Wm. H. Murphy & Co., Inc. for the year ended December 31, 2006, and have issued my report thereon dated March 6, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including test of compliance with such practice and procedures) followed by Wm. H. Murphy & Co., Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3, I determined that the company was in compliance with the conditions of the exemption and that no facts came to my attention that such conditions had not been complied with during the period.

I also made a study for the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Wm. H. Murphy & Co., Inc. taken as a whole, however, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Jim Herring, CPA



Houston, Texas

END